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FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 29, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nevada Gold & Casinos, Inc.

Full Name of Registrant

Former Name if Applicable

3040 Post Oak Blvd., Suite 675

Address of Principal Executive Office (Street and Number)

Houston, Texas 77056

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11K, 10-Q, 10-D, N-SAR, N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due  date; or the subject quarterly report of transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof will  be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)
Nevada Gold & Casinos, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended April 29, 2007 (the “2007 10-K”) by the July 13, 2007 filing deadline without unreasonable effort or expense. The Company is awaiting receipt of the audited financial statements of an equity investee meeting the definition of a “significant subsidiary” under Rule 1-02(w) of Regulation S-X. The Company’s joint venture partner in the equity investee is the “accounting partner” for the joint venture. Upon receipt of these financial statements, the Company will have to incorporate the financial results and various related disclosures of the joint venture into its Consolidated Financial Statements, as well as include the separate audited financial statements of the joint venture in our Form 10-K, as required by Rule 3-09 of Regulation S-X. The Company intends to file the 2007 10-K on or before July 30, 2007.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Kohn	(713)	621-2245
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If the answer is no identify report(s).

YES	☒	NO	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES	☒	NO	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the current year are expected to be materially different from the results from the prior fiscal year, consistent with the trends that have been reported in the Form 10-Q’s filed for our first three fiscal quarters. However, we expect to report results for our fourth fiscal quarter that are positively affected by the following items:

•
A non-recurring gain on termination of development and loan agreement in the amount of $9.35 million resulting from the early termination and buy-out of our development agreement for the River Rock Casino, as was disclosed in Note 15 to our Form 10-Q for the quarter ended January 28, 2007.

•	An increase in minority interest expense of $2.9 million related to, and partially offsetting, the item above.

•
Improvement in the results from our equity investees of approximately $1.8 million, as compared to the amounts reported through our first three fiscal quarters annualized. The improvement is the result of improved operating performance of two investees and a reduction in our ownership percentage in American Racing and Entertainment, L.L.C.

Nevada Gold & Casinos, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2007	By:	/s/ James Kohn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).